
KLIKEN
UNLEASH THE MARKETING
GPT AI-powered
Digital Marketing
Platform for
Small Businesses
Dashboard
Kliken Ads Summary
Campaigns
Build Kliken Services Ads

INVEST IN **KLIKEN**

GPT AI-powered Digital Marketing Platform for Small Businesses

kliken.com Tampa FL

Technology | Notable Angel | B2B | Minority Founder | AI

Featured Investors

Investors include

Jonathan Gordon | Florida Funders | Stage 1 Ventures





Jonathan Gordon

Syndicate Lead

Invested in Kliken

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5 followers

Stage 1 Investors is enthusiastic about Kliken's bold vision of democratizing top-tier digital marketing for small business owners worldwide. Currently, these entrepreneurs face a daunting challenge when trying to establish an effective online presence. They're caught in a bind where they either have to stretch their budgets to engage costly marketing agencies or laboriously set up individual campaigns on platforms like Google, Facebook, and Instagram. Kliken has

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Invested $50,000 this round & $1,606,357 previously

Highlights

1. GPT AI-powered digital marketing platform building, tracking and optimizing ad campaigns for SMBs

2. Exponential growth: Revenue has increased by 371% since 2019 to over $9.7 million ARR in 2022

3. Huge Market Opportunity: Over 60 million SMBs in the US and the EU, less than 10% advertise online

4. Tier-1 partnerships with globally recognized e-commerce platforms, including Wix, Weebly , VISA

5. Proprietary, in-house online advertising platform Kliken Ads has same reach as Google at lower CPC

6. Early AI- adopter; proprietary tech stack services 1.5 million small business customers to date

7. Minority-owned company with seasoned founding team with 2 PhDs in AI & web analytics

---

Our Team



Ricardo Lasa CEO & Co-Founder

Ricardo is an experienced two-time founder: he built both Web Piston and SiteWit before starting Kliken. He also holds an M.S. in management information systems and an MBA from USF, and he joined the HBS Launching New Ventures program in 2009.



Don Berndt Chief Scientist & Co-Founder

Donald Berndt served as a faculty member at USF for almost 30 years and co-founded Medegy Health Systems, where he worked for 11 years before launching Kliken in 2010. He also holds a Ph.D. from the Stern School of Business at NYU.



Christopher Lord CTO

A founding member of the Kliken team, Chris oversees the company's IT and data infrastructures. He brings decades of experience in both software development and IT management.



James McCart Chief AI Officer

Before joining Kliken, James published multiple articles in healthcare informatics research in leading academic journals. He also holds a Ph.D. in management information systems from USF.



Rebecca Fulton Director, Marketing

Rebecca brings over 20 years of experience in customer acquisition, consumer engagement and content marketing to the Kliken team. She holds an MBA from UF.

GPT AI- powered Digital Marketing Platform for small businesses

Our Story

Back in 2010, when our CEO, Ricardo was working on a different startup, he struggled to manage his paid ad campaign strategy on his own, and the marketing agencies he spoke to were unaffordable and required too much oversight for his small team. Convinced there was a better way, he partnered with our co-founder and chief scientist, Don, and together they built Kliken, an AI-powered platform that

and together they built Kliken, an AI-powered platform that democratizes the power of marketing.

It enables businesses to rapidly grow by providing owners with a suite of tools to create, track and optimize their own paid ad campaigns easily and affordably.

13 years and many tier-1 business partnerships with globally recognized brands later, Kliken continues to be the solution to a problem tens of thousands of small business owners face every day.

We've simplified digital ad marketing, removed barriers, and scaled our proprietary AI-driven technologies. All while respecting privacy and promoting transparency in a landscape dominated by giants like Google and Facebook.

The biggest disruptor in digital ad marketing, our tried and tested AI-powered platform produces an average

5x return on ad spend (ROAS) and **has generated over $220M in sales**

for our customers in the last 2 years alone.

Note: the "biggest disruptor" is subjective; there may be bigger companies we're not aware of.

Now we are ready to take our solution to the next level.

Our Mission

Kliken's mission is to leverage AI to help millions of small businesses access Fortune 500-quality digital marketing solutions swiftly, affordably and effectively to fuel fast-paced business growth.

The Problem

The number one need for any business is to find customers online. However, small business owners are locked out of the digital marketing space because of the complexity of setting up campaigns, the fear of navigating the online marketing landscape alone, and the high costs of hiring an outside marketing agency. SMBs (small-medium businesses) typically have a marketing budget of $300-$500, but agency fees generally start at $1500 per month.



>$1500
Agency Fees


$500
Average SMB Marketing Budget
3-5x
MORE

Our solution

Kliken uses GPT AI-powered marketing technology to provide small businesses with the service and outcomes of an outsourced digital marketing agency at a fraction of the cost.

Kliken tier-1 partners

WIX | weebly | WOO | SQUARESPACE

and 26 more

Our strategic partnerships with leading e-commerce platforms (Wix, Weebly, etc) enable business owners to start building an effective ad

Weebly", etc) enable business owners to start building an effective ad campaign with Kliken right after publishing their e-commerce site. **Kliken is a win-win-win for our clients, our partners and ourselves.**


KLIKEN Ads
Dashboard
6.9x
Return on advertising spend
$51,374.21
Generated from your marketing
229
Orders placed because of your ads
134
Optimizations have been made to improve your campaigns
Kliken Ads Summary
7,286,340
3,402
$2.18
$7,405.42
229
$51,374.21
Campaigns
Build Kliken Services Ads

The Product

Kliken is a GPT AI-powered subscription-based software accessible via a mobile application and web browser, so small business owners can keep up to date with their ad campaigns wherever they are.

After they complete building their website on one of our partner platforms, the next step is to drive traffic to their site in order to generate leads and sales. Kliken helps them build a relevant privacy centric campaign using GPT technology in a few easy steps, starting at $5 per day, with no upfront costs or long term contracts.

We work with any business advertising online- Online Stores, Health Products, Beauty Salons, Fitness and Gyms, Lawyers, Architects, and more. Any business with a website is a potential Kliken customer.

Healthy Returns:

Average customer makes > $5 in sales for every $1 they spend with Kliken

Fast:

Over 65% of our customers complete building a campaign in less than 10 minutes

Increases Revenue:

We have generated over $220 M in sales for our customers the last 2 years

5X ROAS | **<10** MIN | **$220M** GENERATED

In addition to reducing setup complexities and maximizing return on ad spend, these partnerships are part of Kliken's efficient, zero-cost customer acquisition model, making us super efficient and scalable. Anyone already using one of these platforms will find our solution in the app store easily under the marketing section.

Kliken is priced to scale alongside our customers.

Ad campaigns on Kliken go from $5 per day, $150 per month, to $10,000 per month, helping us cater to small and medium size businesses alike, and providing a natural path for growth. Customers can start with a small campaign and grow their budgets as their business grows. **Our subscription packages are based on the size and needs of the company, so we can scale alongside our customers.**

Here's How It Works

We streamline the entire advertising journey from campaign creation to results analysis, bringing enterprise-grade marketing capabilities to small businesses.


1
The user defines the business objective.
2
The user enters some essential information about the business and target audience.
3
Kliken generates compelling ads for the user entirely with AI and manages the campaigns across different platforms.
4
The user monitors campaign performance and adjusts for optimal results.

First, you define your business objective—be it driving website traffic, increasing online sales, or promoting local business.




Build Kliken Services Ads
Find new customers that are interested in what your business offers
Step 1: Select a location
Select the locations where you offer services.
Postal Code
Show your ads to people within your selected postal code(s).
City
Show your ads to people within your selected city/cities.
Country
United States
City
Miami, FL
Region / State / Province
Show your ads to people within your selected region(s).
Country
Show your ads to people within your selected country.
Next
The secret to more leads
We use machine learning to understand who your best clients are by analyzing your website visitors, identifying key demographics, and overlaying those with the customers' lifestyles. That understanding then gives the engine the power to find new customers that match that winning combination and show them ads that will be the most likely to convert.
Kliken Ads then places your marketing across the Open Web on websites that your customers frequently visit, aligning you with their most trusted sources of information.
Half the cost, double the visibility, and live in 24 hours. That's marketing we can stand behind.
"If I could give advice to people on the fence: get started now... it's the ultimate marketing solution." - Seth
Learn more about the Kliken secret to success by visiting our Help Center.

Then, you select your target audience, store category, and the products you want to advertise.


Step 2: Add business information
Company Name
Company Name
Manuelito's Cantina
Website URL
Website URL
https://www.rinaldossuperbread.com/
Business Category
Business Category
Mexican Restaurant
Clear
Next
What makes you special?
Pick a relevant business category that best suits your products or services. Be as specific as possible, as it is better to search for "Yoga Studio" than "Yoga". This will help us suggest content for your ads.
We'll use the other business information to keep your brand in the spotlight and send people from your ads to the right spot on your website.
Step 3: Select interest targeting
Tell us about the perfect audience for your services. The more specific you are, the better chance you have of being successful. We'll use these targeting options to find new customers interested in your services.
Search
Clear
Mexican Cuisine
Next
Tips for selecting the RIGHT interests
• Think of words that describe your ideal or current clients.
• Start typing things your clients are interested in in the search box to get a list of suggestions.
• Pick as many relevant interests as possible, and our smart learning engine will use this information to build your audiences and improve your ads visibility.
You've selected Mexican Cuisine


Step 4: Select demographic targeting
Narrow down your audience with demographic filters. Be sure to only pick demographics that match those that are most relevant to your business.
Age Range
18 - 24
25 - 34
35 - 44
45 - 54
55 - 64
65+
Gender
Female
Male
Next
Hints for using demographic filters
Not sure of the best match? Keep it broad by selecting no demographic filters to start.
Impact of Demographics: Filtering your demographics will change the size of your audience. By narrowing your audience down, it helps to increase the ad relevance, which boosts ad effectiveness.
Note: As you change your demographic targeting, you'll see this number shrink or grow to demonstrate your potential audience size.

Kliken uses an AI-powered engine to design graphics and write compelling copy to sell your products. Then it manages your campaign across the Open Web, Google Search, Google Product Listings, Meta, Facebook Marketplace, YouTube, Gmail, and more.


Step 5: Build your ad
1 Select an image
2 Make it look great
Create an eye-catching ad with an attention-grabbing image, a bold headline, and an intriguing offer.
Indulge in mouthwatering Mexican cuisine made with love
Manuelito's Cantina
Fiesta Time!
Layout
1
2
3
Logo
Background (Swap Image)
Headline
Suggestions
Indulge in mouthwatering Mexican cuisine r
55
Branding
Manuelito's Cantina
19
Call To Action
Fiesta Time!
12
Next
Tips for building an effective ad
Kliken Ads will automatically suggest images to use in your ad. If you have other images you'd prefer to use, you may upload them or you can search for new ones.
Make sure the image you select is clear and will format correctly in all ad spaces.
Be sure that your image matches your brand and business offering.
Remember, this image is what will stand out and get people to click through to your site.
Make sure it conveys the image you want to portray.



Step 6: Preview your ads
You're going to advertise your services in Location: Miami for customers interested in Mexican Cuisine.
Indulge in mouthwatering Mexican cuisine made with love
Manuelito's Cantina
Fiesta Time!
Continue to Purchase
Your ads look great!
You are one step away from unleashing your ad campaign.
Don't wait another minute. Click 'Continue to Purchase' now and your ads will be approved and running within 24 hours. You can add additional ads after you've launched your campaign, as well as try other ad formats.
What are you waiting for?!

Throughout your campaign, Kliken employs advanced algorithms and machine learning technology to continuously monitor and adjust your campaign for maximum returns. At each step of the way, Kliken keeps you informed with intuitive reports.



Kliken Ads
Stats
7.2x
Return on advertising spend
$18,357.20
Generated from your marketing
88
Orders placed because of your ads
46
Optimizations have been made to improve your campaigns
2,634,802
1,340
88
$18,357.20
View and manage stats
Find your perfect customers and grow your business
Kliken Ads | Shopping
Kliken Ads | Shopping - US
Manage
Dashboard
6.9x
$51,374.21
229
134


Return on advertising spend
Generated from your marketing
Orders placed because of your ads
Optimizations have been made to improve your campaigns
View more!
Kliken Ads Summary
Views 7,286,340
Clicks 3,402
Cost Per Click $2.18
Cost $7,405.42
Conversions 229
Revenue $51,374.21
Campaigns
Campaign
Views
Clicks
CPC
Cost
Conversions
Revenue
Kliken Ads | Shopping - US

Our Secret Weapon : Kliken Ads

One of the primary ways we are able to provide such effective outcomes at such a low cost to the consumer is via our proprietary online advertising platform, Kliken Ads. Kliken Ads is a privacy centric alternative to Google and Facebook Ads, but because we built it in-house with AI technology we are able to offer the same ad services for a much lower cost, with a much easier and faster setup. It can take up to 10 days for an ad to be approved by Google or Facebook. With Kliken, it only takes 24 hours

Furthermore, because it is our own platform, **we control margins and monetize at scale with over 40% margins, providing a solid foundation to build a massive digital marketing business.**


How Kliken Ads Look Like
Indulge in our heavenly pastries!
Rinaldo Super Bread
Savor the Sweetness
Indulge in mouthwatering Mexican cuisine made with love
Manuelito's Cantina
Fiesta Time!
Fall in Love with Your Hair All Over Again
Lauren's Locks
Love your hair!
We fix bikes faster than you can say 'on your marks, get set, go!'
Flyfish Bikes
Pedal to Perfection

Our Competitive Space

There are several AdTech platforms in the digital market space, but very

few have proven themselves to be as effective or affordable as Kliken.

How we stack up against the competition

	KLiKEN Ads	Marketing Agency	Google Ads	Facebook Ads
Easy to use	✓	✗	✗	✗
Priced for Small Business	✓	✗	✗	✗
AI Powered onboarding	✓	✗	✗	✗
Efficient New Customer Acquisition	✓	✗	✗	✗
Privacy Centric UID2.0	✓	✗	✗	✗
Scalability	✓	✗	✓	✓
Data Insights / Trasnparency	✓	✗	✓	✓
Website & Ecommerce Integrations	✓	✗	✓	✓
No Setup Fee	✓	✗	✓	✓

Our Partner Strategy Sets Us Apart

Another ingredient of our secret sauce is our premium partner network. To date, we have signed partnerships with the most tier-1 e-commerce platforms, including WiX, WooCommerce, Ecwid, and Square, reaching a vast audience and securing a steady market position. These strategic alliances have empowered us to cater to the needs of over 5,000 new monthly signups and counting, highlighting our product's relevance and acceptance. With an average monthly customer budget of $200, the annual revenue potential with our current partners alone is $120

million.

How We Make Money

Kliken's main revenue stream comes from two sources, monthly fees and campaign management fees.

Our automation fees run

from **$20/mo** to **$100/mo**

Our campaign management fee ranges

from **5%** to **40%**

We offer multiple pricing tiers, ranging from as low as $150/month to up $10,000 per month, catering to businesses of all sizes and budgets.

With Kliken Ads, our model is very streamlined and the monetization scales very efficiently.

We have **40% margins** on Kliken Ads

so for every $100


spent on the platform
we make $40

For example:

- Customer running a $250/mo campaign: Kliken makes $100/mo
- Customer running a $1,000/mo campaign: Kliken makes $400/mo
- Customer running a $5,000/mo campaign: Kliken makes $2,000/mo

This model allows us to grow a solid business that scales to millions in revenue and scales as our customers scale.

Our Reach is Global

Kliken is offered in 22 languages and our customers use us from all over the world. We have thousands of customers in North America, the European Union, Great Britain, Australia, and Scandinavia. Over 50% of our revenue comes from outside the US.

Market Opportunity

The market opportunity for Kliken is massive. Out of the 32 million SMBs in the US and 23 million SMBs in the EU, only 10% advertise online. (source, source, source) With our already global market, and with the help of your investment, Kliken is poised to be the solution for the 90% of companies that haven't yet tapped into the earning potential of digital ads.


90%
Don't Advertise Online
10%


Advertise Online

Adding to our market opportunity is the rapid growth of the e-commerce software and platform market. Due to increasing demand from consumers for online purchases, the e-commerce software and platform sector **is growing at a Compound annual growth rate (CAGR) of 12.5% (source).**


Total Market
$5,409,600,000
Serviceable Available Market
$540,960,000
Serviceable
Obtainable Market
$27,048,000

Traction

Unlike many companies crowdfunding on Wefunder, Kliken is a mature, revenue-generating company with over 12 years of sales demonstrating a clear product-market fit.

Our solution is already embedded in platforms with 500,000 stores. We have an average of 5,000 new customers signing up organically every month, with a conversion rate of over 10%.



5000
Average organic new customers signing up each month
10% +
Conversion rate for buying an advertising campaign
5x
Average Return on Advertising Spend (ROAS)

Our revenue growth has been so impressive that we have been recognized by the Inc. 5000 3 years in a row. The Inc. 5000 lists the 5,000 fastest-growing private companies in the U.S. based on their revenue growth rate.



Inc.5000
America's Fastest-Growing
Inc. 5000
Private Companies
The fastest-growing private companies in America.
No. 2,043 in 2021, No. 1,046 in 2022 and No. 1,449 in 2023
Inc. Power Partners
List of 252 B2B companies that go the extra mile to provide game-changing support for small businesses.
Google Partner
PREMIER 2023
For several years in a row, Kliken is among the top 3% of companies in the US.

Our Users Love Us

Kliken is already the highest-rated advertising app in our partner marketplaces. With 4.5 stars on Wix, 4.3 stars on WooCommerce, and 3.9 stars on Google, we believe Kliken is bound to hit these targets.


We deliver better results for a better price to all of our customers:
Sara
Kliken has helped us streamline our Google Shopping Ads process by making it simple and easy while also increasing sales and lowering our cost of customer acquisition.
Seth Dr. Techlove
If I could give any advice to people on the fence, GET STARTED ASAP. You will see a return immediately. It is a 10/10, automated, cost-effective and delivers. It is the ultimate marketing solution for WooCommerce merchants.
Kory
I'm not sure what the secret sauce is, but this is the first worthwhile marketing money I've spent in the past 2 years.
Rinaldo Super Bread
Manuelito's Cantina
Lauren's Locks
Flyfish Bikes
7.2x
Return on advertising spend
$18,357.20
Generated from your marketing
88
46

We Want You to Be Part of Our Future Success.

With all of our sales and recognition, you may ask: Why are we crowdfunding? The answer is two-fold:

Reason #1

To achieve the global reach we know we can, we require a capital infusion to invest in key tech optimizations, increase our sales and marketing power, and onboard additional strategic integrations.

Reason #2

We want to offer our community of Small Business Owners the opportunity to be part of our success. Earlier in our journey, we raised millions of dollars in traditional equity. Now that we are in a place to raise again, we want to share ownership of Kliken's expansion with those who it was designed to serve.

Use Of Your Investment

The funds we raise will go towards building new GPT products and other platform integrations like WooCommerce and BigCommerce and

dedicated partner and customer segment expansion within an 18-month operational plan. We are on track to achieve our revenue goals following this raise.

Uses of the Funds


Strategic Partner Integrations
New GPT Products
Sales & Marketing

Your investment will help us reach the next milestone of growth.

Thank you for taking the time to understand Kliken's mission and market potential. If you've come this far, it's likely you're seriously considering joining our mission. Any investment comes with a risk and there's always a chance things might not go as planned. However, Kliken's 12-year track record as one of the most effective digital ad solutions for small-to-medium businesses speaks for itself. Our journey has been fruitful thus far, but the road ahead is even more promising! We invite you to join us on our path to becoming the global leader in our space and democratizing the power of marketing for small businesses

everywhere.

Kliken is the Right Investment at the Right Time


THE RIGHT MISSION
DEMOCRATIZING DIGITAL MARKETING
THE RIGHT INVESTMENT
12-YEAR TRACK RECORD OF SALES AND REVENUE GROWTH
THE RIGHT TIME
WE HAVE THE PARTNERSHIPS TO SCALE
THE RIGHT MARKET
E-COMMERCE PLATFORMS GROWING 12.5%YOY
THE RIGHT TEAM
ENTREPRENEURS & PHDS AT THE FOREFRONT OF AI AND DIGITAL MARKETING
THE RIGHT TECHNOLOGY
PROPRIETARY AI ANALYTICS + KLIKEN ADS IN-HOUSE ADVERTISING PLATFORM
Build Kliken Services Ads
Find new customers that are interested in what your business offers
Dashboard
Kliken Ads Summary
Campaigns